INOVA TECHNOLOGY, INC.
2300 W. Sahara Ave. Suite 800
Henderson, NV 89102

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: April 13, 2010 letter

To Whom it may concern:

Please remove Samuel Whitley as corporate counsel and replace with:

Gersten Savage, LLP
600 Lexington Avenue
9th Floor
New York, NY 10022
Attn: Peter Gennuso, Esq.

I continue to be company contact for any correspondence regarding filings etc.

Regards,

/s/ Bob Bates
Bob Bates, CPA, CVA, CFO, CFE